Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 10, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 889
            Guggenheim US High Dividend Strategy Portfolio, Series 4
         Guggenheim US SMID High Dividend Strategy Portfolio, Series 4
          Guggenheim Inflation Defense & Dividend Portfolio, Series 7
                              File No. 333-180030
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 Dear Mr. Bartz:

     This letter is in response to the comments that you raised during our telephone conversation regarding the amended registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 889, filed on March 9, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim US High Dividend Strategy Portfolio, Series 4, the Guggenheim US SMID High Dividend Strategy Portfolio, Series 4, and the Guggenheim Inflation Defense & Dividend Portfolio, Series 7 (the "Trusts"). This letter serves to respond to your comments concerning your comments.

     1. In the fourth step of the security selection process for each of the three Trusts, the securities with the highest indicated dividend yields are selected, with the higher rank given to larger market capitalization securities "when yields are equal or zero." Please explain why it is necessary to include "or zero" in the case of such a tie-breaker. If multiple securities have a dividend yield of zero, those securities could also be described as having "equal" yields.

     Response: The inclusion of "or zero" in the disclosure is not necessary and has been removed from the security selection process for each Trust.

     2. Please change the title of the "Hypothetical Comparison of Average Annual Return" table to "Hypothetical Comparison of Average Annual Return for the Periods Ending December 31, 2011" for each Trust.

     Response: The table has been renamed as requested for each Trust.

     3. Under "Principal Risks" on page 8 of the prospectus, please revise the first full bullet point to include risk disclosure concerning small-capitalization stocks as well as mid-capitalization stocks.

     Response: This risk disclosure has been revised as requested.

     4. In the fourth bullet point listed under the first step of the security selection strategy of the Guggenheim Inflation Defense & Dividend Portfolio, Series 7, selected stocks are required to have a minimum liquidity of $0.6 million. However, American Depositary Receipts traded on either the New York Stock Exchange or NASDAQ Stock Market are not required to meet this liquidity minimum as long as the company's underlying foreign local shares do meet this minimum liquidity test. Please revise the disclosure to state that a company's underlying foreign local shares are those trading on that foreign company's principal securities exchange.

     Response: The disclosure has been revised as requested.

     5. In the fourth bullet point listed under the fourth step of the security selection strategy of the Guggenheim Inflation Defense & Dividend Portfolio, Series 7, the methodology describes how to proceed if there are not enough eligible sub-universe securities in the Agriculture or Precious Metals Sleeves. Please also include disclosure that describes how to proceed if there are not enough eligible sub-universe securities in the Energy or Mining Sleeves.

     Response: The requested disclosure has been added to the fifth bullet point under the fourth step of the referenced security selection section.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren